SUB-ITEM 77D: Policies with respect to security investments Effective May 1, 2002, the portfolio's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the portfolio will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of small U.S. companies that appear to be undervalued. The portfolio may invest up to 20% of its net assets in debt securities. The portfolio may also invest up to 20% of its net assets in foreign securities.
The portfolio's 80% investment policy is non-fundamental and may be changed by the Board of Trustees of Credit Suisse Trust to become effective upon at least 60 days' notice to shareholders prior to any such change.